FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	May	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry 7 OS Approved by CESG for Government Use	3

Document 1

May 17, 2012
FOR IMMEDIATE RELEASE

BlackBerry 7 OS Approved by CESG for Government Use

London, UK – May 17, 2012 –Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced that CESG, the National Technical Authority for Information Assurance in the UK, has approved the BlackBerry® 7 operating system for government use. The approval enables public sector workers to utilise the enhanced performance and rich functionality of the latest BlackBerry smartphones available in the UK.

The BlackBerry® Enterprise Solution from RIM is the only mobile solution approved by CESG to protect material classified up to and including ‘Restricted’.

Stephen Bates, UK Managing Director, RIM, said: “We’re pleased to see CESG taking such positive steps to help ensure UK government workers have access to the latest suite of BlackBerry 7 smartphones. Thanks in part to our industry leading security credentials, BlackBerry smartphones are widely deployed in UK public sector organisations including the Ministry of Defence (MoD), most of Central Government and more than half of the UK’s police forces, NHS and local government organisations.  BlackBerry smartphones are enabling greater efficiencies and improved citizen service by providing access to data such as patient records, the Police National Computer and other government systems at the point of need.”

Using the BlackBerry Enterprise Solution has led to striking savings and improved citizen service across many public sector bodies, including UK police forces who are using BlackBerry smartphones to increase productivity amongst officers and to enable them to spend more time on the streets and less time in the station.

BlackBerry smartphones currently available in the UK and covered by the new approval from CESG include the BlackBerry® Bold™ 9900, BlackBerry Bold 9790, BlackBerry® Torch™ 9810, BlackBerry Torch 9860, BlackBerry® Curve™ 9360 and BlackBerry Curve 9380.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Media Contact:

Marisa Conway
Brodeur Worldwide (for RIM)
(212) 336-7509
mconway@brodeur.com

Investor Contact:

RIM Investor Relations
investor_relations@rim.com
519-888-7465

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	May 17, 2012	By:	\s\Edel Ebbs
(Signature)
Edel Ebbs, EVP, Executive Operations, Office of the CEO